Exhibit 99.1

Sierra Metals Reports First Quarter 2021 Production Results

Maintaining Full-Year 2021 Production Guidance

(All metal prices reported in USD)

TORONTO--(BUSINESS WIRE)--April 16, 2021--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) announces first quarter 2021 production results featuring 4.5% growth of consolidated ore throughput.

Results are from Sierra Metals’ three underground mines in Latin America: The Yauricocha polymetallic mine in Peru, and the Bolivar copper and Cusi silver mines in Mexico.

First Quarter 2021 Production Highlights

  Silver production of 1.0 million ounces; a 1% increase from Q1 2020
  Copper production of 7.9 million pounds; a 33% decrease from Q1 2020; mainly due to a temporary shift from copper-rich zones to lower grade polymetallic areas at Yauricocha caused by temporary operational challenges.
  Lead production of 9.0 million pounds; a 1% decrease from Q1 2020
  Zinc production of 24.1 million pounds; an 11% increase from Q1 2020
  Gold production of 2,636 ounces; a 28% decrease from Q1 2020
  Copper equivalent production of 25.5 million pounds; an 18% decrease from Q1 2020
  Record quarterly throughput of 3,728 tpd at the Yauricocha Mine

The Yauricocha Mine achieved 14% higher throughput as compared to Q1 2020 despite the various operational challenges still posed by the COVID-19 pandemic. Lower grades for all metals negated the impact of higher throughput resulting in a 21% decrease in copper equivalent pounds produced during Q1 2021 compared to Q1 2020.

At Bolivar, a 2% decrease in throughput combined with lower grades for all metals resulted in a 20% decrease in copper equivalent pounds produced during Q1 2021 as compared to Q1 2020. At Cusi, 30% higher silver grades offset the impact of 2% lower throughput in Q1 2021 as compared to Q1 2020, resulting in 17% higher silver equivalent Q1 2021 production.

Luis Marchese, CEO of Sierra Metals, commented, “The health and safety of our work force and surrounding communities continues to be of the upmost importance and we continue to manage the implications of COVID-19 using best practices with a goal of avoiding any mine closures, while continuing to aim for production targets.”

He continued, “Facing ongoing operational difficulties due to Covid-19 in Peru and México, the Company performed relatively well during the first quarter with a 4.5% increase in consolidated throughout as well as record quarterly throughput at Yauricocha. These results were despite of other additional challenges, including a power failure at the Cusi Mine resulting from the large scale power outage originating in Texas. Additionally, at Yauricocha we experienced some operational issues at the Esperanza Zone which provides most of the copper ore for the mine. However, these have since been resolved and normal operations have resumed. Furthermore, the annual production guidance previously provided remains in place without any changes.”

He concluded, “The coming months continue to look challenging for the Company due to Covid-19 operational constraints at all mines but particularly in Peru. We expect to improve upon the first quarter production results and continue to work on completion of Preliminary Feasibility Studies for all three mines building upon the positive Preliminary Economic Assessments released in 2020. Brownfield and Greenfield Exploration continues, and we strive to optimize and improve operations with an aim of reducing costs where possible at all mines.”

Consolidated Production Results

Consolidated Production	Q1 2021	Q1 2020	% Var.

Tonnes processed	774,421	740,698	5%
Daily throughput	8,851	8,465	5%

Silver production (000 oz)	961	948	1%
Copper production (000 lb)	7,895	11,775	-33%
Lead production (000 lb)	9,004	9,079	-1%
Zinc production (000 lb)	24,123	21,646	11%
Gold Production (oz)	2,636	3,657	-28%

Silver equivalent ounces (000's)(1)	3,741	4,749	-21%
Copper equivalent pounds (000's)(1)	25,496	31,182	-18%
Zinc equivalent pounds (000's)(1)	79,778	84,477	-6%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au.

Yauricocha Mine, Peru

The Yauricocha Mine processed 326,211 tonnes during Q1 2021, which is a 14% increase from Q1 2020, despite continuing to face various COVID-19 related operational challenges during the quarter.

Negative variances in grades resulted from the irregular contribution from the high-grade cuerpos chicos zones, due to lack of development as well as operational issues at the copper rich Esperanza Zone which has subsequently been corrected This led to a higher proportion of ore coming from the low-grade larger ore bodies. Q1 2021 metal production was 50%, 29% and 9% lower for copper, gold and silver respectively, while zinc and lead production were 11% and 1% higher as compared to Q1 2020.

A summary of production from the Yauricocha Mine for Q1 2021 is provided below:

Yauricocha Production	Q1 2021	Q1 2020	% Var.

Tonnes processed	326,211	285,225	14%
Daily throughput	3,728	3,260	14%

Silver grade (g/t)	54.34	65.86	-17%
Copper grade	0.56%	1.14%	-51%
Lead grade	1.34%	1.56%	-14%
Zinc grade	3.71%	3.91%	-5%
Gold Grade (g/t)	0.43	0.69	-38%

Silver recovery	79.05%	82.01%	-4%
Copper recovery	66.26%	75.42%	-12%
Lead recovery	90.16%	87.91%	3%
Zinc recovery	90.34%	87.96%	3%
Gold Recovery	19.77%	19.89%	-1%

Silver production (000 oz)	451	495	-9%
Copper production (000 lb)	2,682	5,384	-50%
Lead production (000 lb)	8,706	8,608	1%
Zinc production (000 lb)	24,123	21,646	11%
Gold Production (oz)	890	1,254	-29%

Copper equivalent pounds (000's)(1)	15,937	20,147	-21%
Zinc equivalent pounds (000's)(1)	49,867	54,605	-9%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au.

Bolivar Mine, Mexico

Mining operations at Bolivar in Q1 2021 were impacted by the lack of manpower due to COVID-19 and bad weather earlier during the quarter. As a result, the Bolivar mine processed 371,608 tonnes in Q1 2021, representing a 2% decrease from Q1 2020. Head grades were also impacted by delays in development attributable to COVID-19 issues. Grades for copper, silver and gold were 13%, 7% and 32% lower respectively, as compared to Q1 2020. The decrease in throughput and grades resulted in a 20% decrease in copper equivalent pounds produced during Q1 2021 as compared to Q1 2020. In Q1 2021, copper production decreased by 18% to 5.2 million pounds, silver production decreased 6% to 0.2 million ounces, and gold production decreased 27% to 1,591 ounces compared to Q1 2020.

A summary of production for the Bolivar Mine for Q1 2021 is provided below:

Bolivar Production	Q1 2021	Q1 2020	% Var.

Tonnes processed (t)	371,608	377,562	-2%
Daily throughput	4,247	4,315	-2%

Copper grade	0.77%	0.89%	-13%
Silver grade (g/t)	19.68	21.09	-7%
Gold grade (g/t)	0.19	0.28	-32%

Copper recovery	82.80%	85.91%	-4%
Silver recovery	83.60%	82.01%	2%
Gold recovery	69.60%	63.89%	9%

Copper production (000 lb)	5,213	6,391	-18%
Silver production (000 oz)	197	210	-6%
Gold production (oz)	1,591	2,191	-27%

Copper equivalent pounds (000's)(1)	7,285	9,147	-20%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au.

Cusi Mine, Mexico

Operating at an average throughput of 875 tpd, Cusi processed 2% lower tonnes of ore in Q1 2021 as compared to Q1 2020. Silver grades were 30% higher than Q1 2020 as mining continued in the high-grade Northeast Southwest vein system. Silver production increased 29% to 0.3 million ounces, but gold and lead production were 27% and 37% lower due to lower grades for these metals. Additionally, production was impacted by the large scale power outage originating in Texas that was experienced during the quarter. Silver equivalent ounces produced for the quarter increased to 336,000 ounces or 17% higher as compared to Q1 2020.

A summary of production for the Cusi Mine for Q1 2021 is provided below:

Cusi Production	Q1 2021	Q1 2020	% Var.

Tonnes processed (t)	76,602	77,911	-2%
Daily throughput	875	890	-2%

Silver grade (g/t)	157.22	120.88	30%
Gold grade (g/t)	0.16	0.18	-11%
Lead grade	0.22%	0.33%	-33%

Silver recovery (flotation)	80.91%	80.21%	1%
Gold recovery (lixiviation)	39.57%	46.53%	-15%
Lead recovery	81.46%	84.17%	-3%

Silver production (000 oz)	313	243	29%
Gold production (oz)	155	212	-27%
Lead production (000 lb)	298	471	-37%

Silver equivalent ounces (000's)(1)	334	286	17%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au.

Quality Control

All technical production data contained in this news release has been reviewed and approved by Americo Zuzunaga, FAusIMM (CP Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM (CP Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Toronto Stock Exchange and the Bolsa de Valores de Lima under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading “Risk Factors” in our Annual Information Form dated March 18, 2021 in respect of the year ended December 31, 2020 and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
V.P., Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
+1(416) 366-7777